UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of September 2013

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: September 9, 2013

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Camtek Ltd.  (the “Company”) Shareholders:

We are pleased to invite you to participate in the Special General Meeting of shareholders (the “Meeting”). The Meeting will be held on Monday, October 14, 2013, at 10:00 a.m. (Israel time), at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel.

The following items are on the agenda for the Meeting:

1)	To approve a compensation policy for our Office Holders; and

2)	To re-approve the employment and compensation structure of our Active Chairman of the Board of Directors;

3)	To approve the grant of cash bonus and equity compensation for our Active Chairman of the Board of Directors, for 2013; and

4)	To approve the grant of cash bonus and equity compensation for our Chief Executive Officer, for 2013.

Record Date

Only shareholders of record at the close of business on September 16, 2013, the record date for determining those shareholders eligible to vote at the Meeting (the “Shareholders”), are entitled to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the form of proxy, as shall be provided by the Company beginning September 11, 2013, and to return it promptly in the pre-addressed envelope provided. If voting by mail, the proxy must be received at our registered office in Israel at least twenty-four (24) hours prior to the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the Proxy Statement and in the Proxy Card. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Quorum

According to the Company’s Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing in the aggregate at least one third of the total voting rights of the Company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place or any later date as shall be designated and stated in a notice to the shareholders entitled to vote at the Meeting. This notice shall serve as notice of a meeting adjourned to the same day in the next week at the same time and place if no quorum is present at the original date and time, and no further notice of such adjourned meeting will be given to shareholders.

Required Majority

Under the Companies Law, 5795-1999, the vote required for the approval of the proposals in items 1 to 4, is the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the resolution, provided that: (a) majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the appointment (excluding personal interest not resulting from contacts with the controlling shareholder), not taking into account any abstentions, vote in favor of the election; or (b) the total number of shares referred to above, voted against the resolution, does not exceed two percent (2%) of the aggregate voting rights in the company.

Shareholders may review the full version of the proposed resolutions in the Company's Proxy Statement, as well as the accompanying Proxy Card, beginning September 11, 2013, on the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il or the Company's website: http://www.camtek.co.il.

Dated: September 9, 2013